Filed Pursuant to Rule 424(b)(2)

Registration No. 333-272447

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying underlying supplement, prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated September 5, 2023
Pricing Supplement dated           , 2023
(To Equity Index Underlying Supplement dated September 5, 2023,
Prospectus Supplement dated September 5, 2023, and Prospectus dated September 5, 2023)

Canadian Imperial Bank of Commerce Market-Linked Notes

$         Notes Linked to the Dow Jones Industrial Average® due on or about September 19, 2028

Investment Description

These Market-Linked notes (the “Notes”) are senior unsecured debt securities issued by Canadian Imperial Bank of Commerce (“CIBC”) with returns linked to the Dow Jones Industrial Average® (the “Underlying”). The Notes will rank equally with all of our other unsecured and unsubordinated debt obligations. If the Underlying Return is greater than zero, CIBC will pay the principal amount at maturity plus a return equal to the Participation Rate multiplied by the Underlying Return. If the Underlying Return is equal to or less than zero, CIBC will pay the full principal amount at maturity. Investing in the Notes involves significant risks. The Notes do not pay any interest. Payment on the Notes, including the repayment of principal at maturity, is subject to the creditworthiness of CIBC. If CIBC were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

Features

☐ Enhanced Growth Potential: At maturity, the Notes enhance any positive Underlying Return.

☐ Repayment of Principal at Maturity: If you hold the Notes to maturity, you will receive your entire principal amount, but will not receive any positive return on your investment if the Underlying Return is zero or negative. Payment on the Notes, including the repayment of principal, is subject to the creditworthiness of CIBC.

Key Dates[1]

Trade Date	September 14, 2023
Settlement Date	September 19, 2023
Final Valuation Date[2]	September 14, 2028
Maturity Date[2]	September 19, 2028

[1] Expected. In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and the Maturity Date will be changed so that the stated term of the Notes remains the same.
[2] See page PS-4 for additional details.

THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER ‘‘KEY RISKS’’ BEGINNING ON PAGE PS-6 AND THE MORE DETAILED ‘‘RISK FACTORS’’ BEGINNING ON PAGE S-1 OF THE ACCOMPANYING UNDERLYING SUPPLEMENT, BEGINNING ON PAGE S-1 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND PAGE 1 OF THE ACCOMPANYING PROSPECTUS BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES.

Note Offering

The Notes are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples of $10 in excess thereof. The final terms of the Notes will be determined on the Trade Date.

Underlying	Initial Level	Participation Rate	CUSIP/ISIN
The Dow Jones Industrial Average® (“INDU”)	•	1.0300 – 1.1075	13608M324 / US13608M3245

See “Additional Information about the Notes” on page PS-2. The Notes offered will have the terms specified in the accompanying prospectus, prospectus supplement and underlying supplement, and the terms set forth herein.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of the Notes or determined if this pricing supplement or the accompanying underlying supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation (the “CDIC”), the U.S. Federal Deposit Insurance Corporation, or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The Notes are not bail-inable debt securities (as defined on page 6 of the prospectus). The Notes will not be listed on any securities exchange.

The initial estimated value of the Notes on the Trade Date as determined by CIBC is expected to be between $9.463 and $9.824 per $10.00 principal amount of the Notes, which is expected to be less than the price to public. See “Key Risks—General Risks” beginning on page PS-7 of this pricing supplement and “The Bank’s Estimated Value of the Notes” on the last page of this pricing supplement for additional information.

	Price to Public		Underwriting Discount(1)		Proceeds to Us
Notes Linked to:	Total	Per Note	Total	Per Note	Total	Per Note
The Dow Jones Industrial Average®	•	$10.00	•	$0.00	•	$10.00

(1) CIBC World Markets Corp. (“CIBCWM”), our affiliate, will purchase the Notes and, as part of the distribution of the Notes, will sell all of the Notes to UBS Financial Services Inc. (“UBS”) at no discount. See “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this pricing supplement for additional information.

UBS Financial Services Inc.	CIBC Capital Markets

Additional Information About the Notes

You should read this pricing supplement together with the prospectus dated September 5, 2023 (the “prospectus”), the prospectus supplement dated September 5, 2023 (the “prospectus supplement”) and the Equity Index Underlying Supplement dated September 5, 2023 (the “underlying supplement”). Information in this pricing supplement supersedes information in the underlying supplement, the prospectus supplement and the prospectus to the extent it is different from that information. Certain terms used but not defined herein will have the meanings set forth in the underlying supplement, the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus, and in the documents referred to in those documents and which are made available to the public. We, UBS and our respective affiliates have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We, CIBCWM and UBS are not making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying underlying supplement, the prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying underlying supplement, the prospectus supplement or the prospectus constitutes an offer, or an invitation on behalf of us, CIBCWM or UBS, to subscribe for and purchase any of the Notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires. References to “Index” in the underlying supplement will be references to “Underlying.”

You may access the underlying supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

♦	Underlying supplement dated September 5, 2023:

https://www.sec.gov/Archives/edgar/data/1045520/000110465923098170/tm2322483d89_424b5.htm

♦	Prospectus supplement dated September 5, 2023:

https://www.sec.gov/Archives/edgar/data/1045520/000110465923098166/tm2322483d94_424b5.htm

♦	Prospectus dated September 5, 2023:

https://www.sec.gov/Archives/edgar/data/1045520/000110465923098163/tm2325339d10_424b3.htm

Investor Suitability

The Notes may be suitable for you if:

♦	You fully understand the risks inherent in an investment in the Notes.

♦	You believe that the Underlying will appreciate over the term of the Notes.

♦

You would be willing to invest in the Notes if the Participation Rate was set equal to the bottom of the range indicated on the cover hereof (the actual Participation Rate will be set on the Trade Date).

♦	You understand and accept the risks associated with the Underlying.

♦	You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the level of the Underlying.

♦	You are willing to hold the Notes to maturity and do not seek an investment for which there is an active secondary market.

♦	You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by CIBC or another issuer with a similar credit rating.

♦	You do not seek current income from your investment and are willing to forgo dividends paid on the stocks included in the Underlying.

♦

You are willing to assume the credit risk of CIBC, as Issuer of the Notes, and understand that if CIBC defaults on its obligations, you may not receive any amounts due to you, including any repayment of principal.

The Notes may not be suitable for you if:

♦	You do not fully understand the risks inherent in an investment in the Notes.

♦	You believe that the level of the Underlying will decrease during the term of the Notes.

♦

You are not willing to invest in the Notes if the Participation Rate is set equal to the bottom of the range indicated on the cover hereof (the actual Participation Rate will be set on the Trade Date).

♦	You do not understand or accept the risks associated with the Underlying.

♦	You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the level of the Underlying.

♦	You are unable or unwilling to hold the Notes to maturity and seek an investment for which there will be an active secondary market.

♦	You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by CIBC or another issuer with a similar credit rating.

♦	You seek current income from your investment or prefer to receive the dividends paid on the stocks included in the Underlying.

♦	You are not willing or are unable to assume the credit risk of CIBC, as Issuer of the Notes, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. For more information about the Underlying, see “Information About the Underlying” in this pricing supplement and “Index Descriptions—The Dow Jones Industrial Average®” beginning on page S-10 of the accompanying underlying supplement. You should also review carefully the “Key Risks” herein and the more detailed “Risk Factors” beginning on page S-1 of the underlying supplement and beginning on page S-1 of the accompanying prospectus supplement.

Indicative Terms

Issuer:	Canadian Imperial Bank of Commerce
Principal Amount:	$10.00 per Note (subject to a minimum investment of $1,000).
Term:	5 years
Trade Date[1]:	September 14, 2023
Settlement Date[1]:	September 19, 2023
Final Valuation Date[1]:	September 14, 2028
Maturity Date[1]:	September 19, 2028
Reference Asset:	The Dow Jones Industrial Average® (Ticker: “INDU”) (the “Underlying”)
Participation Rate:	1.0300 – 1.1075, to be determined on the Trade Date.
Payment at Maturity (per $10 Note):

You will receive a cash payment on the Maturity Date calculated as follows:

If the Underlying Return is greater than zero:

$10 + ($10 × Underlying Return × Participation Rate)

If the Underlying Return is equal to or less than zero:

$10

Underlying Return:	Final Level – Initial Level Initial Level
Initial Level:	The Closing Level of the Underlying on the Trade Date.
Final Level:	The Closing Level of the Underlying on the Final Valuation Date.
Calculation Agent:	Canadian Imperial Bank of Commerce
CUSIP/ISIN:	13608M324 / US13608M3245

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. PAYMENT ON THE NOTES, INCLUDING the REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF CIBC. IF CIBC WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

1 Expected. In the event CIBC makes any changes to the expected Trade Date and Settlement Date, the Final Valuation Date and the Maturity Date will be changed so that the stated term of the Notes remains the same. The Final Valuation Date and the Maturity Date are subject to postponement in the event of a Market Disruption Event or non-trading day, as described under “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Is a Single Index” and “—Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying underlying supplement.

Investment Timeline

The Initial Level is determined and the terms of the Notes are set.

The Final Level and the Underlying Return are determined on the Final Valuation Date.

If the Underlying Return is greater than zero, CIBC will pay you a cash payment per Note equal to:

$10 + ($10 × Underlying Return × Participation Rate)

If the Underlying Return is equal to or less than zero, CIBC will pay you the $10 principal amount per Note.

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here. However, CIBC urges you to read the more detailed explanation of risks relating to the Notes in the “Risk Factors” section of the accompanying underlying supplement and the accompanying prospectus supplement. CIBC also urges you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

Structure Risks

♦	You Will Not Receive a Positive Return On Your Investment if The Underlying Return Is Zero Or Negative – If the Underlying Return is zero or negative, you will receive only the principal amount per Note at maturity. You will receive a return on your investment in excess of the principal amount per Note only if the Underlying Return is positive. Although the Notes provide for the repayment of the principal amount at maturity, you may nevertheless suffer a loss on your investment if you sell the Notes prior to maturity in any secondary market when the Underlying declines or does not appreciate sufficiently from the Initial Level. Even if your Payment at Maturity exceeds your principal amount, the return on your Notes may be less than a hypothetical direct investment in the securities included in the Underlying because the Final Level will not reflect the value of dividends paid, or distributions made, on the those securities, or any other rights associated with those securities.

♦	The Repayment of Principal Applies Only if You Hold the Notes to Maturity – You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss even if the level of the Underlying is above the Initial Level.

♦	The Participation Rate Applies Only if You Hold the Notes to Maturity – You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the Participation Rate or the Notes themselves, and the return you realize may be less than the Participation Rate times the Underlying Return, even if that return is positive. You can receive the full benefit of the Participation Rate only if you hold your Notes to maturity.

♦	The Notes Are Riskier Than Notes With a Shorter Term – The Notes are relatively long-dated. Therefore, many of the risks of the Notes are heightened as compared to notes with a shorter term, as you will be subject to those risks for a longer period of time. In addition, the value of a longer-dated note is typically less than the value of an otherwise comparable note with a shorter term.

♦	No Interest Payments – CIBC will not make any interest payments with respect to the Notes.

Underlying Risks

♦	Owning the Notes Is Not the Same as Owning the Stocks Included in the Underlying — The return on your Notes may not reflect the return you would realize if you actually owned the stocks included in the Underlying. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the stocks included in the Underlying would have. Furthermore, the Underlying and the stocks included in the Underlying may appreciate substantially during the term of your Notes, and you will not participate in such appreciation.

♦	Changes Affecting the Underlying May Adversely Affect the Level of the Underlying — The policies of the Underlying sponsor concerning additions, deletions and substitutions of the stocks included in the Underlying and the manner in which the Underlying sponsor takes account of certain changes affecting those stocks included in the Underlying may adversely affect the level of the Underlying. The policies of the Underlying sponsor with respect to the calculation of the Underlying could also adversely affect the level of the Underlying. The Underlying sponsor may discontinue or suspend calculation or dissemination of the Underlying. Any such actions could have an adverse effect on the level of the Underlying and consequently, the value of the Notes.

Conflicts of Interest

♦	Certain Business, Trading and Hedging Activities of Us, UBS, and Our Respective Affiliates May Create Conflicts With Your Interests and Could Potentially Adversely Affect the Value of the Notes — We, UBS, and our respective affiliates may engage in trading and other business activities related to the Underlying or any securities included in the Underlying that are not for your account or on your behalf. We, UBS, and our respective affiliates also may issue or underwrite other financial instruments with returns based upon the Underlying. These activities may present a conflict of interest between your interest in the Notes and the interests that we, UBS, and our respective affiliates may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. In addition, we, UBS, and our respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations could adversely affect the level of the Underlying, and therefore, the market value of the Notes. These trading and other business activities, if they affect the level of the Underlying or secondary trading in your Notes, could be adverse to your interests as a beneficial owner of the Notes.

Moreover, we, UBS, and our respective affiliates play a variety of roles in connection with the issuance of the Notes, including hedging our obligations under the Notes and making the assumptions and inputs used to determine the pricing of the Notes and the initial estimated value of the Notes when the terms of the Notes are set. We expect to hedge our obligations under the Notes through CIBCWM, UBS, one of our or its affiliates, and/or another unaffiliated counterparty, which may include any dealer from which you purchase the Notes. Any of these hedging activities may adversely affect the level of the Underlying and therefore the market value of the Notes and the amount you will receive, if any, on the Notes. In connection with such activities, the economic interests of us, UBS, and our respective affiliates may be adverse to your interests as an investor in the Notes. Any of these activities may adversely affect the value of the Notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, UBS, one or more of our respective affiliates or any unaffiliated counterparty will retain any profits realized in hedging our obligations under the Notes even if investors do not receive a favorable investment return under the terms of the Notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, UBS, our respective affiliates or any unaffiliated counterparty receive for the sale of the Notes, which creates an additional incentive to sell the Notes to you. We, UBS, our respective affiliates or any unaffiliated counterparty will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the Notes.

♦	There Are Potential Conflicts of Interest Between You and the Calculation Agent — The calculation agent will determine, among other things, the amount of payments on the Notes. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent will determine whether a Market Disruption Event affecting the Underlying has occurred, and determine the Closing Level of the Underlying if the scheduled Final Valuation Date is postponed to the last possible day. See “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Is a Single Index” in the underlying supplement. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will be the calculation agent, potential conflicts of interest could arise. None of us, CIBCWM or any of our other affiliates will have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Tax Risks

♦	The Tax Treatment of the Notes Is Uncertain — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your own tax situation. See “United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” in this pricing supplement, “Material U.S. Federal Income Tax Consequences” in the underlying supplement and “Material Income Tax Consequences—Canadian Taxation” in the prospectus.

♦	No Periodic Interest Will Be Paid On The Notes, But You May Be Required To Recognize Taxable Income On The Notes Prior To Maturity — No periodic interest will be paid on the Notes. However, if you are a U.S. Holder of a Note, you will be required to recognize taxable interest income in each year that you hold the Note, even though you will not receive any payment in respect of the Note prior to maturity (or earlier sale, exchange or retirement). In addition, any gain you recognize will be treated as ordinary interest income rather than capital gain. See “United States Federal Income Tax Considerations” in this pricing supplement.

General Risks

♦	Payments on the Notes Are Subject to Our Credit Risk, and Actual or Perceived Changes in Our Creditworthiness Are Expected to Affect the Value of the Notes — The Notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the Notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. All payments to be made on the Notes depend on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the Notes. If we default on our obligations under the Notes, your investment would be at risk and you could lose some or all of your investment. See “Description of Senior Debt Securities—Events of Default” in the accompanying prospectus.

♦	The Notes Will Be Subject to Risks Under Canadian Bank Resolution Powers — Under Canadian bank resolution powers, the CDIC may, in circumstances where the Bank has ceased, or is about to cease, to be viable, assume temporary control or ownership of the Bank and may be granted broad powers by one or more orders of the Governor in Council (Canada), each of which we refer to as an “Order,” including the power to sell or dispose of all or a part of the assets of the Bank, and the power to carry out or cause the Bank to carry out a transaction or a series of transactions the purpose of which is to restructure the business of the Bank. If the CDIC were to take action under the Canadian bank resolution powers with respect to the Bank, this could result in holders or beneficial owners of the Notes being exposed to losses.

♦	The Bank’s Initial Estimated Value of the Notes Will Be Lower Than the Initial Issue Price (Price to Public) of the Notes — The initial issue price of the Notes will exceed the Bank’s initial estimated value because costs associated with selling and structuring the Notes, as well as hedging the Notes, are included in the initial issue price of the Notes. See “The Bank’s Estimated Value of the Notes” on the last page of this pricing supplement.

♦	The Bank’s Initial Estimated Value Does Not Represent Future Values of the Notes and May Differ From Others’ Estimates — The Bank’s initial estimated value of the Notes is only an estimate, which will be determined by reference to the Bank’s internal pricing models when the terms of the Notes are set. This estimated value will be based on market conditions and other relevant factors existing at that time, the Bank’s internal funding rate on the Trade Date and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the Notes that are greater or less than the Bank’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the Notes could change significantly based on, among other things, changes in market conditions, including the level of the Underlying, the Bank’s creditworthiness, interest rate movements and other relevant factors, which may impact the price at which CIBCWM or any other party would be willing to buy the Notes from you in any secondary market transactions. The Bank’s initial estimated value does not represent a minimum price at which CIBCWM or any other party would be willing to buy the Notes in any secondary market (if any exists) at any time. See “The Bank’s Estimated Value of the Notes” on the last page of this pricing supplement.

♦	The Bank’s Initial Estimated Value of the Notes Will Not Be Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt — The internal funding rate to be used in the determination of the Bank’s initial estimated value of the Notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for our conventional fixed-rate debt. If the Bank were to use the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the Notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked Notes would have an adverse effect on the economic terms of the Notes, the initial estimated value of the Notes on the Trade Date, and any secondary market prices of the Notes. See “The Bank’s Estimated Value of the Notes” on the last page of this pricing supplement.

♦	If CIBCWM Were to Repurchase Your Notes After the Settlement Date, the Price May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period — While CIBCWM may make markets in the Notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. The price that it makes available from time to time after the Settlement Date at which it would be willing to repurchase the Notes will generally reflect its estimate of their value. That estimated value will be based upon a variety of factors, including then prevailing market conditions, our creditworthiness and transaction costs. However, for a period of approximately 3 months after the Trade Date, the price at which CIBCWM may repurchase the Notes is expected to be higher than their estimated value at that time. This is because, at the beginning of this period, that price will not include certain costs that were included in the initial issue price, particularly our hedging costs and profits. As the period continues, these costs are expected to be gradually included in the price that CIBCWM would be willing to pay, and the difference between that price and CIBCWM’s estimate of the value of the Notes will decrease over time until the end of this period. After this period, if CIBCWM continues to make a market in the Notes, the prices that it would pay for them are expected to reflect its estimated value, as well as customary bid-ask spreads for similar trades. In addition, the value of the Notes shown on your account statement may not be identical to the price at which CIBCWM would be willing to purchase the Notes at that time, and could be lower than CIBCWM’s price.

♦	Economic and Market Factors May Adversely Affect the Terms and Market Price of the Notes Prior to Maturity — Because structured notes, including the Notes, can be thought of as having a debt and derivative component, factors that influence the values of debt instruments and options and other derivatives will also affect the terms and features of the Notes at issuance and the market price of the Notes prior to maturity. These factors include the level of the Underlying; the volatility of the Underlying; the dividend rate paid on stocks included in the Underlying; the time remaining to the maturity of the Notes; interest rates in the markets in general; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of CIBC. These and other factors are unpredictable and interrelated and may offset or magnify each other.

♦	The Notes Will Not Be Listed on Any Securities Exchange and We Do Not Expect a Trading Market for the Notes to Develop — The Notes will not be listed on any securities exchange. Although CIBCWM and/or its affiliates intend to purchase the Notes from holders, they are not obligated to do so and are not required to make a market for the Notes. There can be no assurance that a secondary market will develop for the Notes. Because we do not expect that any market makers will participate in a secondary market for the Notes, the price at which you may be able to sell your Notes is likely to depend on the price, if any, at which CIBCWM and/or its affiliates are willing to buy your Notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your Notes prior to maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the Notes to maturity.

Hypothetical Scenario Analysis and Examples

The scenario analysis and examples below are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Underlying relative to the Initial Level. The hypothetical terms used below are not the actual terms. The actual terms will be set on the Trade Date and will be indicated on the cover of the applicable pricing supplement. We cannot predict the Final Level. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Underlying. The numbers appearing in the examples below may have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Payment at Maturity per $10.00 Note on a hypothetical offering of the Notes, based on the following assumptions:

Investment Term:	5 years
Hypothetical Participation Rate:	1.03
Hypothetical Initial Level:	1,000.00

Example 1— The level of the Underlying increases from an Initial Level of 1,000.00 to a Final Level of 1,100.00.

Because the Underlying Return of 10.00% is greater than zero, the Payment at Maturity for each $10 principal amount of Notes is equal to:

$10.00 + ($10.00 × 10.00% × 1.03)

Payment at Maturity =$11.030

Example 1 shows that the Notes provide a leveraged return if the Underlying Return is positive.

Example 2—The level of the Underlying decreases from an Initial Level of 1,000.00 to a Final Level of 800.00.

Payment at Maturity = $10.000

Because the Underlying Return is -20.00%, which is equal to or less than zero, the Payment at Maturity is equal to the $10.000 principal amount per Note (a return of 0%).

Scenario Analysis – Hypothetical Payment at Maturity for each $10.00 principal amount of the Notes.

Hypothetical Final Level	Hypothetical Underlying Return*	Payment at Maturity	Return on Notes at Maturity**
2,000.00	100.00%	$20.300	103.00%
1,750.00	75.00%	$17.725	77.25%
1,500.00	50.00%	$15.150	51.50%
1,250.00	25.00%	$12.575	25.75%
1,200.00	20.00%	$12.060	20.60%
1,100.00	10.00%	$11.030	10.30%
1,000.00	0.00%	$10.000	0.00%
900.00	-10.00%	$10.000	0.00%
800.00	-20.00%	$10.000	0.00%
750.00	-25.00%	$10.000	0.00%
500.00	-50.00%	$10.000	0.00%
250.00	-75.00%	$10.000	0.00%
0.00	-100.00%	$10.000	0.00%

* The Underlying Return excludes cash dividend payments on the stocks included in the Underlying.

** This “Return on Notes” is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $10 principal amount of the Notes to the purchase price of $10 per Note.

Information About the Underlying

The Dow Jones Industrial Average®

The Dow Jones Industrial Average® is a price-weighted index of 30 U.S. blue-chip stocks, which represent all economic industries except transportation and utilities. The Underlying is published by S&P Dow Jones Indices LLC. See “Index Descriptions—The Dow Jones Industrial Average®” beginning on page S-10 of the accompanying underlying supplement for additional information about the Underlying.

In addition, information about the Underlying may be obtained from other sources, including, but not limited to, the index sponsor’s website (including information regarding the Underlying’s sector weightings). We are not incorporating by reference into this pricing supplement the website or any material it includes. None of us, UBS or any of our respective affiliates makes any representation that such publicly available information regarding the Underlying is accurate or complete.

Historical Performance of the Underlying

The graph below illustrates the performance of the Underlying from January 1, 2018 to August 31, 2023, based on the daily Closing Levels as reported by Bloomberg L.P. (“Bloomberg”), without independent verification. We have not conducted any independent review or due diligence of the publicly available information from Bloomberg. On August 31, 2023, the Closing Level of the Underlying was 34,721.91. The historical performance of the Underlying should not be taken as an indication of its future performance, and no assurances can be given as to the level of the Underlying at any time during the term of the Notes, including the Final Valuation Date. We cannot give you assurance that the performance of the Underlying will result in the return of any of your investment.

Historical Performance of the Dow Jones Industrial Average®

Source: Bloomberg

United States Federal Income Tax Considerations

The following discussion is a brief summary of the material U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is both qualified and supplemented by the discussion entitled “Material Income Tax Consequences—United States Taxation” in the accompanying prospectus, which you should carefully review prior to investing in the Notes.

The following summary describes certain U.S. federal income tax consequences relevant to the purchase, ownership, and disposition of the Notes. This summary applies only to holders that acquire their Notes in this offering for a price equal to the original offering price and hold such Notes as capital assets. This summary assumes that the issue price of the Notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof. This discussion is based upon current provisions of the Internal Revenue Code (the “Code”), existing and proposed U.S. Treasury Regulations thereunder, current administrative rulings, judicial decisions and other applicable authorities. All of the foregoing are subject to change, which change may apply retroactively and could affect the continued validity of this summary. This summary does not describe any tax consequences arising under the laws of any state, any locality or taxing jurisdiction other than the U.S. federal government. This discussion also does not purport to be a complete analysis of all tax considerations relating to the Notes. You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

The U.S. federal income tax considerations of your investment in the Notes are uncertain. No statutory, judicial or administrative authority directly discusses how the Notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the Notes as contingent payment debt instruments. Pursuant to the terms of the Notes, you agree to treat the Notes in this manner for all U.S. federal income tax purposes.

The expected characterization of the Notes is not binding on the IRS or the courts. It is possible that the IRS would seek to characterize the Notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying prospectus. For a more detailed discussion of certain alternative characterizations with respect to the Notes and certain other considerations with respect to an investment in the Notes, you should consider the discussion set forth in “Material Income Tax Consequences — United States Taxation” of the accompanying prospectus. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the Notes for U.S. federal income tax or other tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in the Underlying would be treated as a passive foreign investment company (“PFIC”) or United States real property holding corporation (“USRPHC”), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Underlying were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Underlying and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Underlying is or becomes a PFIC or a USRPHC.

U.S. Holders

We intend to treat the Notes as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your Notes and applying rules similar to those for accruing original issue discount on a hypothetical non-contingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a non-contingent fixed rate debt instrument with terms and conditions similar to your Notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your Notes prior to your receipt of cash attributable to such income. We have determined that the comparable yield for the Notes will be equal to [●]% per annum, compounded semi-annually, with a projected payment of $[●] based on an investment of $10. You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your Notes, unless you timely disclose and justify on your U.S. federal income tax return the use of a different comparable yield and projected payment schedule.

Based upon the comparable yield, a U.S. Holder that pays taxes on a calendar year basis, buys a Note for $10 and holds the Note until maturity will be required to pay taxes on the following amount of ordinary income in respect of the Notes in each year:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $10 Note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $10 Note) as of End of Accrual Period
September 19, 2023 through December 31, 2023	$[●]	$[●]
January 1, 2024 through December 31, 2024	$[●]	$[●]
January 1, 2025 through December 31, 2025	$[●]	$[●]
January 1, 2026 through December 31, 2026	$[●]	$[●]
January 1, 2027 through December 31, 2027	$[●]	$[●]
January 1, 2028 through September 19, 2028	$[●]	$[●]

However, the ordinary income reported in the taxable year the Notes mature will be adjusted to reflect the actual payment received at maturity. Specifically, a U.S. Holder will be required to recognize additional interest income equal to the amount of any net positive adjustment, i.e., the excess of actual payments over projected payments, in respect of a Note for a taxable year. A net negative adjustment, i.e., the excess of projected payments over actual payments, in respect of a Note for a taxable year will first reduce the amount of interest in respect of the Note that a U.S. Holder would otherwise be required to include in income in the taxable year and, to the extent of any excess, will give rise to an ordinary loss equal to that portion of this excess as does not exceed the excess of the amount of all previous interest inclusions under the Note. A net negative adjustment is not generally subject to the limitations imposed on miscellaneous deductions.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. Holder’s interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a Note. We do not make any representation as to what such actual yield will be.

You will recognize gain or loss upon the sale, exchange or maturity of your Notes in an amount equal to the difference, if any, between the cash amount you receive at such time and your adjusted basis in your Notes. In general, your adjusted basis in your Notes will equal the amount you paid for your Notes, increased by the amount of interest you previously accrued with respect to your Notes (in accordance with the comparable yield and the projected payment schedule for your Notes).

In addition, any gain you recognize upon the sale, exchange or maturity of your Notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your Notes, and, thereafter, capital loss. Such ordinary loss cannot be carried back to offset your income in prior years. The deductibility of capital losses and ordinary loss carryforwards is subject to limitations.

Non-U.S. Holders

Please see the discussion under “Material Income Tax Consequences — United States Taxation” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025. Based on our determination that the Notes are not “delta-one” instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Certain Canadian Federal Income Tax Considerations

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a Note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with CIBC and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the Note; (c) does not use or hold and is not deemed to use or hold the Note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the Note; (e) is not a, and deals at arm’s length with any, “specified shareholder” of CIBC for purposes of the thin capitalization rules in the Canadian Tax Act; and (f) is not an entity in respect of which CIBC or any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of, loans or otherwise transfers the Note is a “specified entity”, and is not a “specified entity” in respect of such a transferee, in each case, for purposes of the Hybrid Mismatch Proposals, as defined below (a “Non-Resident Holder”). Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary assumes that no amount paid or payable to a holder described herein will be the deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of proposed paragraph 18.4(3)(b) of the Canadian Tax Act contained in the proposals to amend the Canadian Tax Act released by the Minister of Finance (Canada) on April 29, 2022 with respect to “hybrid mismatch arrangements” (the “Hybrid Mismatch Proposals”). Investors should note that the Hybrid Mismatch Proposals are in consultation form, are highly complex, and there remains significant uncertainty as to their interpretation and application. There can be no assurance that the Hybrid Mismatch Proposals will be enacted in their current form, or at all.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning Notes under “Material Income Tax Consequences — Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies, and having regard to the terms of the Notes, interest payable on the Notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by CIBC on a Note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of the Notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, CIBCWM will purchase the Notes from CIBC for distribution to UBS (the “Agent”). CIBCWM will agree to sell to the Agent, and the Agent will agree to purchase, all of the Notes at the price to public set forth on the cover hereof.

CIBCWM is our affiliate, and is deemed to have a conflict of interest under FINRA Rule 5121. In accordance with FINRA Rule 5121, CIBCWM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We expect to deliver the Notes against payment therefor in New York, New York on a date that is more than two business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Bank may use this pricing supplement in the initial sale of the Notes. In addition, CIBCWM or another of the Bank’s affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless CIBCWM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by CIBCWM in a market-making transaction.

While CIBCWM may make markets in the Notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Settlement Date.

The Bank’s Estimated Value of the Notes

The Bank’s initial estimated value of the Notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the Notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the Notes. The Bank’s initial estimated value does not represent a minimum price at which CIBCWM or any other person would be willing to buy your Notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Key Risks—The Bank’s Initial Estimated Value of the Notes Will Not Be Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the Notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s initial estimated value of the Notes will be determined when the terms of the Notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Key Risks—The Bank’s Initial Estimated Value Does Not Represent Future Values of the Notes and May Differ From Others’ Estimates” in this pricing supplement.

The Bank’s initial estimated value of the Notes will be lower than the initial issue price of the Notes because costs associated with selling, structuring and hedging the Notes are included in the initial issue price of the Notes. These costs include the projected profits that our hedge counterparties, which may include our affiliates, expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the Notes. See “Key Risks—The Bank’s Initial Estimated Value of the Notes Will Be Lower Than the Initial Issue Price (Price to Public) of the Notes” in this pricing supplement.